UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                        ProMedCo Management Company
---------------------------------------------------------------------------
                              (Name of Issuer)


                 Common Stock (Par Value $ 0.01 Per Share)
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                74342L 10 5
---------------------------------------------------------------------------
                               (CUSIP Number)


        Robert C. Schwenkel, Esq.             David J. Greenwald, Esq.
Fried, Frank, Harris, Shriver & Jacobson        Goldman, Sachs & Co.
          One New York Plaza                      85 Broad Street
          New York, NY 10004                     New York, NY 10004
           (212) 859-8000                          (212) 902-1000

---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)


                              January 13, 2000
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Goldman, Sachs & Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF, WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,253,335

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,253,335

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,253,335

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.5%

14  TYPE OF REPORTING PERSON

    BD-PN-IA

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Goldman Sachs Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,253,335

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,253,335

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,253,335

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.5%

14  TYPE OF REPORTING PERSON

    HC-CO

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS Capital Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       928,994

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    928,994

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    928,994

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS Advisors III, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,184,385

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,184,385

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,184,385

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%

14  TYPE OF REPORTING PERSON

    OO

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS Capital Partners III Offshore, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       255,391

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    255,391

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    255,391

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.1%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS Capital Partners III Germany Civil Law Partnership

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Germany

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       42,888

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    42,888

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,888

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Goldman, Sachs & Co. oHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Germany

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       42,888

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    42,888

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,888

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Stone Street Fund 2000, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       22,727

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    22,727

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,727

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1%

14  TYPE OF REPORTING PERSON

    OO

ITEM 1.   SECURITY AND ISSUER.
          --------------------

          This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of ProMedCo Management Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are at 801 Cherry Street, Suite 1450, Fort Worth, Texas 76102.


ITEM 2.   IDENTITY AND BACKGROUND.
          ------------------------

          This statement is being filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany" and together with GS Capital III and GS Offshore, the "Limited Partnerships"), Stone Street Fund 2000, L.L.C. ("Stone 2000"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS oHG, Stone 2000 and the Limited Partnerships, the "Filing Persons").[FN1]

----------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

          Each of GS Capital III, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, and GS Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company, is the sole general partner of GS Capital III and GS Offshore. GS oHG is the sole managing partner of GS Germany. Stone 2000, a Delaware limited liability company, was formed for the purpose of investing in various investments seeking the long-term growth of capital. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the manager for GS Advisors and Stone 2000 and the investment manager for GS Capital III, GS Offshore and GS Germany. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person (other than GS Offshore, GS Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

          The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in
Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in Schedule II-B and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone 2000 are set forth in Schedule II-C-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone 2000 on behalf of Goldman Sachs, are set forth in Schedule II-C-ii hereto and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          The Filing Persons have entered into a Joint Filing Agreement, dated as of January 24, 2000, a copy of which is attached hereto as Exhibit 1.

          In addition, by reason of the Voting Agreements (as defined in Item 4), Richard E. Ragsdale, H. Wayne Posey, E. Thomas Chaney, Jack W. McCaslin and Robert M. Sontheimer (collectively, the "Stockholder Parties") and the Purchasers (as defined in Item 3) may be deemed to constitute a "group" (a "Group") as such term is used in Section 13(d)(3) of the rules and regulations under the Act. Neither the fact of this filing nor anything contained herein will be deemed an admission by the Filing Persons that such a Group exists, and the existence of any such Group is hereby expressly disclaimed. The Filing Persons hereby expressly disclaim any beneficial ownership in any Common Stock beneficially owned by any of the Stockholder Parties. In addition, Richard E. Ragsdale, H. Wayne Posey, E. Thomas Chaney separately file statements on Schedule 13G with respect to their beneficial ownership of the Company's securities.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

          As more fully described herein, on January 13, 2000, at the initial closing (the "Initial Closing"), GS Capital III, GS Offshore, GS Germany (through its nominee, Goldman, Sachs & Co. Verwaltungs GmbH) and Stone 2000 (collectively, the "Purchasers") purchased, pursuant to the Securities Purchase Agreement, dated as of January 13, 2000, by and among the Company and the Purchasers (the "Securities Purchase Agreement"), the full text of which is filed as Exhibit 2 hereto and incorporated herein by this reference, for an aggregate purchase price of $16,000,000 in cash, less the Initial Closing Payment (defined below), an aggregate of (i) 1,250,000 shares of Common Stock (the "GS Shares"), and (ii) $16,000,000 in aggregate principal amount of the Company's Senior Subordinated Notes, due January 13, 2005 (the "Notes"). The "Initial Closing Payment" is an amount in cash equal to $480,000.

          The Purchasers agreed to purchase from the Company, at the second closing (the "Second Closing"), pursuant to the Securities Purchase Agreement and upon the terms and subject to the conditions set forth therein, (i) an aggregate of 390,000 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") for an aggregate purchase price of $39,000,000 in cash, less (x) the Second Closing Payment (defined below) and (y) any accrued and unpaid interest on the Notes and (ii) an aggregate of 160,000 shares of Preferred Stock for an aggregate purchase price of $16,000,000 payable by delivery to the Company of all outstanding Notes and GS Shares in exchange therefor. The "Second Closing Payment" is an amount in cash equal to $1,170,000.

          The funds used by the Limited Partnerships to purchase the GS Shares and Notes at the Initial Closing were obtained by such entities from capital contributions by their partners and from the available funds of such entities. The funds used by Stone 2000 to purchase the GS Shares and Notes at the Initial Closing were obtained from a loan from GS Group, which loan will be repaid with interest to GS Group out of capital contributions from members of Stone 2000.

          It is expected that the funds to be used by the Limited Partnerships to purchase the Preferred Stock at the Second Closing will be obtained by such entities from capital contributions by their partners and from the available funds of such entities. It is expected that the funds to be used by Stone 2000 to purchase the Preferred Stock at the Second Closing will be obtained either from capital contributions from its members or from a loan from GS Group, which loan will be repaid with interest to GS Group out of capital contributions from members of Stone 2000.

          None of the individuals listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Filing Persons and have made capital contributions to any of the Filing Persons, as the case may be.


ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

General
-------

          Pursuant to the Securities Purchase Agreement, on January 13, 2000, the Purchasers purchased (i) the GS Shares, and (ii) the Notes. The Purchasers also agreed to purchase from the Company at the Second Closing, pursuant to the Securities Purchase Agreement and upon the terms and subject to the conditions set forth therein, including, without limitation, the approval by the stockholders of the Company of the issuance and sale of the Preferred Stock to the Purchasers at the Second Closing in accordance with the rules of The Nasdaq Stock Market, Inc., (i) an aggregate of 390,000 shares of Preferred Stock for an aggregate purchase price of $39,000,000 in cash, less (x) the Second Closing Payment and (y) any accrued and unpaid interest on the Notes, and (ii) an aggregate of 160,000 shares of Preferred Stock for an aggregate purchase price of $16,000,000 payable by delivery to the Company of all outstanding Notes and Common Stock held by the Purchasers in exchange therefor.

          The purpose of the acquisition of the GS Shares and the Notes by the Purchasers was to acquire an interest in the Company and provide the Company with financing pending the consummation of the Second Closing. The purpose of the acquisition of the Preferred Stock by the Purchasers is to acquire a significant equity interest in the Company.

Board Representation; Voting Rights
-----------------------------------

          Pursuant to the Securities Purchase Agreement, from January 20, 2000, and for so long as the Purchasers and their affiliates own at least $5,500,000 in aggregate principal amount of the Notes, GS Capital III has the right to designate one director (the "Noteholder Designee") to the Company's board of directors ("Board of Directors"). Mr. Sanjeev Mehra has been appointed to the Board of Directors effective January 20, 2000, as the initial Noteholder Designee. The Noteholder Designee has the right to sit on the executive committee of the Board of Directors until such director's resignation in connection with the Second Closing or the Second Closing Termination Date (as defined in Item 6), as the case may be.

          If the Second Closing occurs, the Notes will no longer be outstanding and the Noteholder Designee will resign, and, pursuant to the Securities Purchase Agreement, from the Second Closing and for so long as the Purchasers and their affiliates collectively beneficially own a number of shares of Common Stock that is not less than (i) 66 2/3% of the Second Closing Amount (defined below), GS Capital III will have the right to designate three directors of the Company; (ii) 33 1/3% of the Second Closing Amount, GS Capital III will have the right to designate two directors of the Company; and (iii) 10% of the Second Closing Amount, GS Capital III will have the right to designate one director of the Company (collectively, the "Preferred Designees"). Mr. Sanjeev Mehra will be one of the initial Preferred Designees, and the remaining two initial Preferred Designees will be designated by GS Capital III prior to the Second Closing. In addition, one Preferred Designee will have the right to sit on the executive committee of the Board of Directors. The "Second Closing Amount" is the number of shares of Common Stock beneficially owned by the Purchasers immediately after the Second Closing (as such number may be adjusted for stock splits, reverse stock splits, dividends paid in Common Stock, reclassifications of the Common Stock, and other similar events).

          Pursuant to the Securities Purchase Agreement, without the prior written consent of GS Capital III, the Board of Directors (i) will not consist of more than eight members so long as the Purchasers and their affiliates own any Notes and (ii) if the Second Closing occurs, will not consist of more than ten members so long as the Purchasers and their affiliates beneficially own at least 10% of the Second Closing Amount.

          Pursuant to the Securities Purchase Agreement, the Company is required, in connection with the Second Closing, to cause the Certificate of Designation of Preferred Stock (the "Certificate of Designation") to be filed with the Secretary of State of the State of Delaware. The Certificate of Designation is attached hereto as Exhibit 3, and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. Under the terms of the Certificate of Designation, in the event the Company fails
(i) to pay in full dividends on the shares of Preferred Stock for a period of twelve consecutive months or (ii) within 30 days following the seventh anniversary of the Second Closing, to redeem the Preferred Stock in full on such date, then, in addition to any other rights that may otherwise be available to holders of Preferred Stock, the total number of directors of the Company will be increased by two, and the holders of Preferred Stock, voting together as a class, will be entitled to elect to the Board of Directors two additional directors (which directors will be in addition to, and not in lieu of, any Preferred Designees).

          Pursuant to the Certificate of Designation, the holders of the Preferred Stock will have the right to vote on an as-converted basis together with the holders of Common Stock as a single class on all matters, including the election of directors, submitted to the Company's stockholders for a vote. Assuming the Second Closing occurs, the Purchasers will hold in the aggregate 550,000 shares of Preferred Stock, which shares will be convertible into 16,923,077 shares of Common Stock as of the Second Closing (subject to adjustment as provided in the Certificate of Designation).

          Pursuant to the rules of the The Nasdaq Stock Market, Inc., stockholder approval is required in connection with the transactions to be consummated at the Second Closing. The Purchasers have entered into agreements (collectively, the "Voting Agreements") with each of the Stockholder Parties requiring that, subject to the terms and conditions of such agreements, each of such parties vote its shares of Common Stock in favor of the transactions contemplated by the Securities Purchase Agreement. Each of the Stockholder Parties have delivered to the Purchasers an irrevocable proxy to vote such stockholders' shares of Common Stock in favor of the transaction contemplated by the Securities Purchase Agreement. On January 13, 2000, the Stockholder Parties owned 3,559,294 shares of Common Stock. The form of Voting Agreement and accompanying proxy are attached as Exhibit 4 hereto, and are incorporated in and made a part of this Schedule 13D in their entirety by this reference.

          Under the terms of the Certificate of Designation, so long as any shares of Preferred Stock are outstanding, the Company may not declare, pay or set apart for payment any dividend on any shares of Common Stock or other capital stock of the Company unless all unpaid dividends on the shares of Preferred Stock have been paid in full.

          Under the terms of the Certificate of Designation, so long as any shares of Preferred Stock remain outstanding, if the Company pays a dividend in cash, securities or other property on shares of Common Stock then at the same time the Company is required to declare and pay a dividend on shares of Preferred Stock in the amount of dividends that would be paid with respect to shares of Preferred Stock if such shares were converted into shares of Common Stock on the record date for such dividends (or if no record date is established, at the date such dividend is declared).

          Pursuant to the Securities Purchase Agreement, so long as the Purchasers and their affiliates beneficially own at least one-third of the shares of Preferred Stock issued at the Second Closing, the Company has agreed it will not, and will not permit any of its subsidiaries to, directly or indirectly, without the consent of GS Capital III: (a) authorize a consolidation with or merger with or into, or conveyance, transfer or lease of all or substantially all assets as an entirety to, any person; (b) authorize a liquidation, dissolution, recapitalization or reorganization; (c) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization for a purchase price greater than $20 million; (d) create, incur, assume or suffer to exist any indebtedness if such additional indebtedness would cause the ratio of (i) total debt (less restricted cash) to (ii) consolidated EBITDA for the period of four consecutive quarters of the Company ending on, or most recently preceding, the date of determination, to be greater than 4.5 to 1.00; (e) enter into any business, either directly or through any subsidiary or joint venture or similar arrangement, except for those businesses in which the Company and its subsidiaries, taken as whole, are engaged on January 13, 2000, or which are reasonably related, incidental, or ancillary thereto; or (f) authorize, adopt or approve an amendment to the certificate of incorporation or by-laws of the Company, each as in effect as of the Second Closing.

          Pursuant to the Certificate of Designation, the Company has agreed it will not, and will not permit any of its subsidiaries to, directly or indirectly, without the affirmative vote or consent of the holders of not less than 50% of all shares of Preferred Stock at any time outstanding: (i) authorize, increase the authorized number of shares of, or issue any shares of stock senior to or on parity with the Preferred Stock;
(ii) increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of, Preferred Stock; or (iii) reclassify any shares of Preferred Stock or authorize, adopt or approve an amendment to the Certificate of Designation which would increase or decrease the par value of the shares of Preferred Stock, or alter or change the powers, preferences or special rights of the Preferred Stock so as to affect such shares of Preferred Stock adversely.

Preemptive Rights
-----------------

          Pursuant to the Securities Purchase Agreement, from the Second Closing and for so long as the Purchasers collectively beneficially own not less than 10% of the total number of shares of Common Stock outstanding from time to time, in the event the Company proposes to issue any capital stock of any kind (including any Common Stock, preferred stock, warrants, options or securities or units comprising securities convertible into or exchangeable for Common Stock or preferred stock or rights to acquire the same) of the Company, other than (1) pursuant to an employee or non-management director stock option plan, stock bonus plan, stock purchase plan or other management equity program or plan, (2) pursuant to any merger, share exchange or acquisition pursuant to which shares of Common Stock are exchanged for, or issued upon cancellation or conversion of, equity securities of an entity engaged primarily in, or to acquire assets primarily for use in, the business conducted by the Company and the subsidiaries or a business reasonably related to the business conducted by the Company and the subsidiaries, or (3) securities issuable upon exercise of previously issued warrants, options or other rights to acquire capital stock or upon conversion of previously issued securities convertible into capital stock, then the Company is required to: (i) deliver to the Purchasers written notice setting forth in reasonable detail (1) the terms and provisions of the securities proposed to be issued (the "Proposed Securities"); (2) the price and other terms of the proposed sale of such securities; (3) the amount of such securities proposed to be issued; and
(4) such other information as the Purchasers may reasonably request in order to evaluate the proposed issuance; and (ii) offer to issue to the Purchasers in the aggregate a portion of the Proposed Securities equal to a percentage determined by dividing (x) the number of shares of Common Stock beneficially owned by the Purchasers, by (y) the total number of shares of Common Stock then outstanding. The Purchasers must exercise such rights within ten business days after receipt of such notice from the Company.

Standstill Agreement
--------------------

          Pursuant to the Securities Purchase Agreement, from the period commencing on January 13, 2000, and ending on the earlier of (i) the expiration of the Standstill Period (as defined below), (ii) the occurrence of any breach by the Company in any material respect of any covenant or agreement contained in the Securities Purchase Agreement or in any other transaction document, (iii) the occurrence of the filing of a voluntary bankruptcy petition by the Company or on the 60th day following the filing of an involuntary bankruptcy petition against the Company if such petition is not discharged with prejudice during such 60-day period, (iv) the occurrence of a change in control of the Company or (v) the occurrence of a third party proposal, except as (x) contemplated by the Securities Purchase Agreement or any other transaction document or (y) specifically approved in writing in advance by the Company, the Purchasers will not, and will cause any affiliates controlled by them to not, in any manner, directly or indirectly: (A) acquire, or offer or agree to acquire, or become the beneficial owner of or obtain any rights in respect of any capital stock of the Company in an amount in excess of the Grandfathered Amount (as defined below); or (B) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined or used in Regulation 14A under the Act) of proxies or consents with respect to any voting securities of the Company or any of its successors or initiate or become a participant in any stockholder proposal or "election contest" (as such term is defined or used in Rule 14a-11 under the Act) with respect to the Company or any of its successors or induce others to initiate the same (except for activities undertaken by the Purchasers or the directors designated by GS Capital III in connection with solicitations by the Board of Directors). "Standstill Period" means the later of (i) January 13, 2003, or (ii) the date on which the Purchasers and their affiliates beneficially own, in the aggregate, less than 10% of the Second Closing Amount.

Shareholder Rights Amendment
----------------------------

          Pursuant to the Securities Purchase Agreement, the Company entered into Amendment No. 1 to the Shareholder Rights Agreement (the "Rights Amendment"), dated as of January 13, 2000. The Rights Amendment is attached hereto as Exhibit 5, and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. The Rights Amendment amended the Company's "rights plan" to exempt therefrom certain shares of Common Stock which may be beneficially owned by the Purchasers and their affiliates including (i) all shares of Common Stock beneficially owned by the Purchasers and their affiliates as of January 13, 2000, (ii) all shares of Common Stock the Purchasers and their affiliates become the beneficial owner of after January 13, 2000, pursuant to, and in accordance with the terms of the Securities Purchase Agreement and the other transaction documents, (iii) Ordinary Course Broker Dealer Shares (as defined in the Rights Amendment), and (iv) an additional 1,400,000 shares of Common Stock (other than Ordinary Broker Dealer Shares) (collectively, the "Grandfathered Amount").

Lock-up Agreements
------------------

          Pursuant to the Securities Purchase Agreement, Richard E. Ragsdale, H. Wayne Posey and E. Thomas Chaney (the "Lock-up Stockholders") executed Lock-up Agreements ("Lock-up Agreements") in which the Lock-up Stockholders agreed that (i) during a period of six months from January 13, 2000, (the "Initial Lock-up Period"), such stockholders will not, directly or indirectly, (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer (collectively, "Transfer") any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, owned by such stockholders or with respect to which such stockholder has the power of disposition as of January 13, 2000, or (y) enter into any swap or any other agreement or any transaction that Transfers, in whole or in part, directly or indirectly, the economic consequence of such stockholder's ownership of the Common Stock as of January 13, 2000, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, and (ii) for a period of eighteen months following the end of the Initial Lock-up Period, such stockholders will not, directly or indirectly, (x) Transfer greater than 25% of such stockholder's shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, owned by such stockholder or with respect to which such stockholder has the power of disposition as of January 13, 2000, or (y) enter into any swap or any other agreement or any transaction that Transfers, in whole or in part, directly or indirectly, greater than 25% of the economic consequence of such stockholder's ownership of the Common Stock as of January 13, 2000, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. Notwithstanding the foregoing, each of the Lock-up Stockholders may, at any time after the Second Closing and following a Transfer by the Purchasers of greater than 25% of the Second Closing Amount to a person who or which is not an affiliate of the Purchasers, Transfer shares of Common Stock in an amount up to the number of shares of Common Stock equal to the number of shares of Common Stock beneficially owned by such Lock-up Stockholder on January 13, 2000 multiplied by a fraction, the numerator of which is the number of shares of Common Stock sold or transferred by the Purchasers prior to such date in excess of 25% of the Second Closing Amount and the denominator of which is the number of shares of Common Stock equal to 75% of the Second Closing Amount. The form of Lock-up Agreement is attached hereto as Exhibit 6, and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

Other Plans and Proposals
-------------------------

          Except as described above or otherwise described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

          Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of Filing Persons (and their respective affiliates) may purchase additional shares of Common Stock or Preferred Stock or other securities of the Company or may sell or transfer shares of Common Stock or Preferred Stock (or any of the shares of Common Stock into which such Preferred Stock is converted or any convertible notes, for which such Preferred Stock is exchanged) beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock or other securities and/or may cause any of the Limited Partnerships or Stone 2000 to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or Preferred Stock or other securities owned by such Limited Partnerships or Stone 2000. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Securities Purchase Agreement, and (ii) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          --------------------------------------

          (a) Based on the information disclosed by the Company in the Securities Purchase Agreement, as of January 13, 2000, there were 22,982,423 shares of Common Stock outstanding immediately following the issuance of the GS Shares.

          As of January 13, 2000, GS Capital III beneficially owns 928,994 shares of Common Stock, representing 4.0% of the outstanding shares of Common Stock.

          As of January 13, 2000, GS Offshore beneficially owns 255,391 shares of Common Stock, representing 1.1% of the outstanding shares of Common Stock.

          As of January 13, 2000, GS Advisors may be deemed to beneficially own an aggregate of 1,184,385 shares of Common Stock beneficially owned by GS Capital III and GS Offshore, as described above, representing in the aggregate approximately 5.2% of the outstanding shares of Common Stock.

          As of January 13, 2000, GS Germany beneficially owns and its managing partner, GS oHG may be deemed to beneficially own, 42,888 shares of Common Stock shares representing 0.2% of the outstanding shares of Common Stock.

          As of January 13, 2000, Stone 2000 beneficially owns 22,727 shares of Common Stock representing 0.1% of the outstanding shares of Common Stock.

          As of January 13, 2000, Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 1,253,335 shares of Common Stock, consisting of (i) 1,250,000 shares of Common Stock beneficially owned by the Limited Partnerships and Stone 2000, as described above and (ii) 3,335 shares of Common Stock held in client accounts with respect to which
Goldman Sachs or employees of Goldman Sachs have voting or investment discretion or both ("Managed Accounts"), representing in the aggregate approximately 5.5% of the outstanding shares of Common Stock. Goldman Sachs disclaims beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships and Stone 2000 to the extent of partnership or membership interests, as the case may be, in the Limited Partnerships and Stone 2000 are held by persons other than Goldman Sachs or its affiliates and (ii) the shares of Common Stock held in Managed Accounts.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, during the past sixty days.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------

          The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by this reference in their entirety.

          On  January  13,  2000,  the  Company  issued  the  Notes  to the
Purchasers. The form of Note is attached hereto as Exhibit 7, and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. The Notes are subordinated in right of payment to certain "senior indebtedness" and contain customary events of default, as well as certain covenants of the Company including limitations on indebtedness, encumbrances, fundamental changes, sales of assets, investments, and restricted payments. In the event the Second Closing does not occur, the Notes will remain outstanding and the interest rate on the Notes will increase from 12% per annum to 14% per annum.

          The   Securities    Purchase    Agreement    contains   customary
representations, warranties, covenants, agreements and conditions for transactions of the type contemplated thereby.

          In addition to the approval by the stockholders of the Company of the issuance and sale of the Preferred Stock to the Purchasers at the Second Closing described in Item 4, the consummation of the Second Closing is subject to the satisfaction or waiver of certain customary conditions to closing, including the termination or expiration of any required waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. In addition, pursuant to the Securities Purchase Agreement, prior to the Second Closing, the Company must obtain additional senior debt financing under its credit agreement or another facility syndicated or privately placed by a bank or its affiliates in an amount not less than $65 million, on terms reasonably satisfactory to the Purchasers taking into account current market conditions.

          Pursuant to the Securities Purchase Agreement, until the earlier of the Second Closing and the Second Closing Termination Date (as defined below), other than in connection with the transactions contemplated by the Securities Purchase Agreement, the Company agreed that neither it nor any of its subsidiaries will solicit, propose or facilitate (including by way of providing information regarding the Company or any of the subsidiaries or their respective businesses to any person), directly or indirectly, any inquiries, discussions, offers or proposals for, continue or enter into negotiations looking toward, or enter into or consummate any commitment or understanding in connection with any offer or proposal regarding, any purchase or other acquisition of all or any material portion of the Company and the subsidiaries taken as a whole, the business or assets of the Company and the subsidiaries taken as a whole, any debt financing (other than pursuant to the Securities Purchase Agreement), or any of the capital stock of or equity interests in (whether newly issued or currently outstanding) the Company or any of the subsidiaries (other than with respect to proposed acquisitions by the Company of businesses for which the Company would use its capital stock as consideration as permitted by the Notes), or any merger, business combination or recapitalization involving the Company or any of the material subsidiaries or their respective businesses; and the Company will cause the subsidiaries and the affiliates, officers, directors, employees, representatives and agents of the Company and the subsidiaries to refrain from engaging in any of the above activities that the Company is restricted from engaging in. The Company also agreed to promptly inform the Purchasers of the identity of any person making any inquiry, offer or proposal, and the nature and terms of any such inquiry, offer or proposal, and to keep the Purchasers promptly and fully informed as to the status thereof.

          Pursuant to the Securities Purchase Agreement, the obligations of the parties to consummate the Second Closing may be terminated at any time prior to the Second Closing, notwithstanding approval thereof by the stockholders of the Company: (a) by mutual written consent of the Company and the Purchasers at any time prior to the Second Closing; or (b) by either the Purchasers or the Company if the Second Closing is not consummated by May 15, 2000; or (c) by either the Purchasers or the Company if a governmental entity issues a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by Securities Purchase Agreement; or (d) by the Purchasers or the Company, (i) if any representation or warranty of the other set forth in the Securities Purchase Agreement or in any other transaction document is untrue in any material respect when made, or (ii) upon a breach in any material respect of any covenant or agreement on the part of the other set forth in the Securities Purchase Agreement or in any other transaction document; or (e) by the Purchasers if an "event of default" under the Notes occurs and is continuing; or (f) by either the Company or the Purchasers in the event that the stockholders of the Company fail to approve the transactions described in the Securities Purchase Agreement at the stockholder meeting; or (g) by the Purchasers if the Company has not complied in all respects with the covenants relating to GS Capital III's right to designate the Noteholder Designee to the Board of Directors. The date of any termination of the obligations of the parties to consummate the Second Closing is referred to as the "Second Closing Termination Date."

          The Company has agreed to reimburse the Purchasers for their fees and expenses incurred in connection with the transactions contemplated by the Securities Purchase Agreement provided that such fees and expenses do not exceed $700,000.

          Pursuant to the Certificate of Designation, if the Company shall liquidate, dissolve or wind-up, before any payment or distribution to holders of shares of junior stock or parity stock, holders of shares of Preferred Stock will be entitled to receive an amount equal to the greater of (x) the Liquidation Preference (defined below) with respect to each share of Preferred Stock held by such holder as of the date of Liquidation, or (y) the amount that would have been received with respect to shares of Preferred Stock upon any such Liquidation if such shares had been converted to shares of Common Stock immediately prior to the date of such Liquidation. If, upon any such Liquidation, whether voluntary or involuntary, the assets to be distributed to the holders of the Preferred Stock are insufficient to permit payment of the full amount of the Liquidation Preference with respect to each share of Preferred Stock, then the entire assets of the Company to be distributed among the holders of the Preferred Stock will be distributed ratably among such holders in accordance with the number of shares of Preferred Stock held by each such holder. The "Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

          Pursuant to the Certificate of Designation, the holders of shares of Preferred Stock, in preference to the holders of shares of Common Stock and of any shares of other capital stock of the Company as to payment of dividends, are entitled to receive cumulative dividends at an annual rate equal to 6% of the Liquidation Preference from and after the Second
Closing. Dividends will be (i) computed on the basis of the Liquidation Preference; (ii) accrue and be payable quarterly, in arrears, on the last business day of March, June, September and December in each year (each such date being referred to as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date following the Second Closing; and (iii) payable in cash. Under the terms of the Certificate of Designation, accrued dividends not paid within 10 days of any Quarterly Dividend Payment Date will accrue dividends at an annual dividend rate of 8% of the Liquidation Preference until paid in full.

          Under the terms of the Certificate of Designation and subject to certain adjustment provisions as provided therein, at any time from and after the respective dates of issuance of applicable shares of Preferred Stock, each share of Preferred Stock is convertible at the option of the holder into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Liquidation Preference, as of the conversion date by the conversion price as of the conversion date. The initial conversion price is $3.25 per share, which is subject to adjustment as provided in the Certificate of Designation.


Registration Rights Agreement
-----------------------------

          Pursuant to the Securities Purchase Agreement, the Company and the Purchasers entered into a Registration Rights Agreement (the "Registration Rights Agreement") at the Initial Closing. The Registration Rights Agreement is attached as Exhibit 8 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. Pursuant to the Registration Rights Agreement, the Company will grant the Purchasers the right, subject to certain limitations and restrictions, (i) to require the Company at the request of the Purchasers on two separate occasions to effect a registration of shares of Common Stock and securities convertible into, or exercisable or exchangeable for, shares of Common Stock ("Common Stock Equivalents") held by the Purchasers, and (ii) to require the Company to include shares of Common Stock and Common Stock Equivalents then held by the Purchasers (on a pro rata basis with other participating selling stockholders) in any other registration by the Company of its equity securities under the Securities Act. The Company will pay certain expenses of the Purchasers in connection with such registrations as provided in the Registration Rights Agreement.

          Other than as set forth in this Item 6 and Items 3, 4, and 5 above, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the issuer, and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

Exhibit 1      Joint Filing Agreement, dated as of January 24, 2000

Exhibit 2 Securities Purchase Agreement, dated as of January 13, 2000, by and among the Company and the Purchasers

Exhibit 3      Certificate of Designation of Series A Convertible Preferred
               Stock

Exhibit 4      Form of Stockholder Voting Agreement and accompanying Proxies

Exhibit 5 Amendment No. 1 to the Shareholder Rights Agreement, dated as of January 13, 2000

Exhibit 6      Form of Lock-up Agreement

Exhibit 7      Form of Senior Subordinated Note, due January 2005

Exhibit 8 Registration Rights Agreement, dated as of January 13, 2000, by and among ProMedCo Management Company and the Investors

Exhibit 9 Power of Attorney, dated December 21, 1999, relating to Goldman, Sachs & Co.

Exhibit 10 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

Exhibit 11 Power of Attorney, dated September 22, 1999, relating to GS Capital Partners III, L.P.

Exhibit 12 Power of Attorney, dated September 22, 1999, relating to GS Capital Partners III Offshore, L.P.

Exhibit 13 Power of Attorney, dated October 7, 1999, relating to GS Capital Partners III Germany Civil Law Partnership.

Exhibit 14 Power of Attorney, dated January 21, 2000, relating to GS Advisors III, L.L.C.

Exhibit 15 Power of Attorney, dated May 26, 1999, relating to Goldman, Sachs & Co. oHG

Exhibit 16 Power of Attorney, dated January 19, 2000, relating to Stone Street Fund 2000 LLC

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 24, 2000


                                   GOLDMAN, SACHS & CO.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                   THE GOLDMAN SACHS GROUP, INC.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact



                                   GS ADVISORS III, L.L.C.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                   GS CAPITAL PARTNERS III, L.P.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                   GS CAPITAL PARTNERS III OFFSHORE, L.P.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact

                                   GS CAPITAL PARTNERS III GERMANY
                                     CIVIL LAW PARTNERSHIP (with
                                     limitation of liability)


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact



                                   GOLDMAN, SACHS & CO. oHG


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact



                                   STONE STREET FUND 2000, L.L.C.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact

                                  EXHIBITS

Exhibit 1      Joint Filing Agreement, dated as of January 24, 2000

Exhibit 2      Securities Purchase Agreement, dated as of January
               13, 2000, by and among the Company and the Purchasers

Exhibit 3      Certificate of Designation of Series A Convertible Preferred
               Stock

Exhibit 4      Form of Stockholder Voting Agreement and accompanying Proxies

Exhibit 5 Amendment No. 1 to the Shareholder Rights Agreement, dated as of January 13, 2000

Exhibit 6      Form of Lock-up Agreement

Exhibit 7      Form of Senior Subordinated Note, due January 2005

Exhibit 8 Registration Rights Agreement, dated as of January 13, 2000, by and among ProMedCo Management Company and the Investors

Exhibit 9 Power of Attorney, dated December 21, 1999, relating to Goldman, Sachs & Co.

Exhibit 10 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

Exhibit 11 Power of Attorney, dated September 22, 1999, relating to GS Capital Partners III, L.P.

Exhibit 12 Power of Attorney, dated September 22, 1999, relating to GS Capital Partners III Offshore, L.P.

Exhibit 13 Power of Attorney, dated October 7, 1999, relating to GS Capital Partners III Germany Civil Law Partnership.

Exhibit 14 Power of Attorney, dated January 21, 2000, relating to GS Advisors III, L.L.C.

Exhibit 15 Power of Attorney, dated May 26, 1999, relating to Goldman, Sachs & Co. oHG

Exhibit 16 Power of Attorney, dated January 19, 2000, relating to Stone Street Fund 2000 LLC

                                 SCHEDULE I
                                 ----------


          The name of each director of The Goldman Sachs Group, Inc. is set forth below.

          The business address of each person listed below except John L. Thornton, Sir John Browne, James A. Johnson, John H. Bryan and Ruth J.
Simmons is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. The business address of John H. Bryan is Three First National Plaza, Chicago, IL 60602-4260. The business address of Ruth J. Simmons is Office of the President, Smith College, College Hall Room 20, Northhampton, MA 01063.

          Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                    Present Principal Occupation
-------------------------------------------------------------------------------------------------
Henry M. Paulson, Jr.   Chairman and Chief Executive Officer of  The Goldman Sachs Group, Inc.

Robert J. Hurst         Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain           President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

John L. Thornton        President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Sir John Browne         Group Chief Executive of BP Amoco plc

James A. Johnson        Chairman of the Executive Committee of the Board of Fannie Mae

John H. Bryan           Chairman and Chief Executive Officer of Sara Lee Corporation

Ruth J. Simmons         President of Smith College

John L. Weinberg        Senior Chairman of The Goldman Sachs Group, Inc.

                              SCHEDULE II-A-i
                              ---------------


          The name, position and present principal occupation of each executive officer of GS Advisors III, L.L.C., the sole general partner of GS Capital Partners III, L.P. and GS Capital Partners III Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below except Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

          All executive officers listed below are United States citizens.


 Name                            Position                         Present Principal Occupation
 ---------------------------------------------------------------------------------------------

 Richard A. Friedman             Director/President               Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole              Director/Vice President          Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Fascitelli         Treasurer                        Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman             Director/Vice President          Managing Director of Goldman, Sachs & Co.

 Henry Cornell                   Vice President                   Managing Director of Goldman, Sachs & Co.

 Barry S. Volpert                Director/Vice President          Managing Director of Goldman Sachs International

 David J. Greenwald              Assistant Secretary              Managing Director of Goldman, Sachs & Co.

 Esta E. Stecher                 Assistant Secretary              Managing Director of Goldman, Sachs & Co.

 James B. McHugh                 Assistant Secretary              Vice President of Goldman, Sachs & Co.

 C. Douglas Fuge                 Assistant Treasurer              Managing Director of Goldman, Sachs & Co.

 Dan H. Jester                   Assistant Treasurer              Managing Director of Goldman, Sachs & Co.

 David A. Viniar                 Assistant Treasurer              Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist            Vice President/Secretary         Vice President of Goldman, Sachs & Co.

 John E. Bowman                  Vice President                   Vice President of Goldman, Sachs & Co.

 Katherine L. Nissenbaum         Vice President                   Vice President of Goldman, Sachs & Co.

                              SCHEDULE II-A-ii
                              ----------------


          The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors III, L.L.C., are set forth below.

          The business address for each member listed below except Gene T. Sykes, Richard Sharp and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard Sharp and Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

          All members listed below except Richard S. Sharp and Sanjeev K. Mehra are United States citizens. Richard S. Sharp is a citizen of the United Kingdom and Sanjeev K. Mehra is a citizen of India.


Name                          Present Principal Occupation
-----------------------------------------------------------------------------

Peter M. Sacerdote            Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman           Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman           Managing Director of Goldman, Sachs & Co.

Robin Neustein                Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole            Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                 Managing Director of Goldman, Sachs & Co.

Henry Cornell                 Managing Director of Goldman, Sachs & Co.

Robert V. Delaney             Managing Director of Goldman, Sachs & Co.

Richard S. Sharp              Managing Director of Goldman Sachs International

Barry S. Volpert              Managing Director of Goldman Sachs International

Sanjeev K. Mehra              Managing Director of Goldman, Sachs & Co.

Muneer A. Satter              Managing Director of Goldman, Sachs & Co.

                               SCHEDULE II-B
                               -------------


          The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

          The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

          Of the directors and executive officers listed below, Stefan J. Jentzsch and Timothy C. Plaut are citizens of Germany, Gregory T. Hoogkamp and Daniel W. Stanton are citizens of the United States and Rudolf W. Ferscha is a citizen of Austria.


Name                       Position                 Present Principal Occupation
--------------------------------------------------------------------------------

Stefan J. Jentzsch         Managing Director         Managing Director of Goldman, Sachs & Co. oHG

Gregory T. Hoogkamp        Managing Director         Managing Director of Goldman, Sachs & Co. oHG

Rudolf W. Ferscha          Managing Director         Executive Director of Goldman, Sachs & Co. oHG

Timothy C. Plaut           Managing Director         Managing Director of Goldman, Sachs & Co. oHG

Daniel W. Stanton          Managing Director         Managing Director of Goldman, Sachs & Co. oHG

                              SCHEDULE II-C-i
                              ---------------


          The name, position and present principal occupation of each executive officer of Stone Street Fund 2000, L.L.C. are set forth below.

          The business address for each of the executive officers listed below is 85 Broad Street, New York, New York 10004.

          All executive officers listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.


Name                           Position                       Present Principal Occupation
------------------------------------------------------------------------------------------

Richard A. Friedman            Vice President                 Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole             Vice President                 Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman            Vice President                 Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra               Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                 Vice President                 Senior Director of The Goldman Sachs Group, Inc.

Peter M. Sacerdote             President                      Advisory Director of Goldman, Sachs & Co.

David J. Greenwald             Vice President                 Managing Director of Goldman, Sachs & Co.

Esta E. Stecher                Vice President                 Managing Director of Goldman, Sachs & Co.

C. Douglas Fuge                Assistant Treasurer            Managing Director of Goldman, Sachs & Co.

Elizabeth S. Fascitelli        Vice President                 Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist           Vice President/Secretary       Vice President of Goldman, Sachs & Co.

Richard J. Stingi              Vice President                 Vice President of Goldman, Sachs & Co.

John E. Bowman                 Vice President                 Vice President of Goldman, Sachs & Co.

Katherine L. Nissenbaum        Vice President                 Vice President of Goldman, Sachs & Co.

                              SCHEDULE II-C-ii
                              ----------------


          The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street Fund 2000, L.L.C., are set forth below.

          The business address for each member listed below is 85 Broad Street, New York, New York 10004.

          All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.

Name                         Present Principal Occupation
---------------------------------------------------------------------------

Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman          Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole           Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.